Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

October 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Linda Cvrkel

Re:	Repay Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Filed May 10, 2021

Item 2.02 Form 8-K Dated August 9, 2021

File No. 001-38531

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company” or “Repay”), we are submitting our response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Division”) by letter dated September 15, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 1, 2021 (the “Form 10-K”), the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on May 10, 2021 (the “Amendment No. 2”) and Item 2.02 Form 8-K dated August 9, 2021 (the “Form 8-K”), File No. 001-38531.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 31

1. You appear to have incurred legacy commission related charges in all periods presented. Please tell us how you determined these payments for commission structure changes are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission October 4, 2021 Page 2

The Company has considered Question 100.01 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretation, and respectfully advises the Staff that its commission restructuring charges are not normal operating expenses based on the nature of these payments. Therefore, the Company believes it is appropriate that payments for commission restructuring charges be added back as a non-GAAP adjustment.

In the normal course of business, the Company’s compensation arrangements with its sales representatives include a monthly commission generally paid based on a percentage of monthly gross profit generated by the merchant contract sold by the representative. The monthly commission payment generally continues for a set period and/or the duration of the merchant contract with the Company.

The Company may from time to time determine, solely in its discretion, that it is in the Company’s best interests to settle the commission to be paid over the course of a merchant contract (or group of merchant contracts) in exchange for a one-time upfront cash payment. When that determination has been made, the Company may approach certain representatives to negotiate and offer to buy out their commission arrangements. The candidates for such offers are typically those who sold a merchant contract which is expected to generate long-term, significant payment volume or gross profit. These buy-outs are a one-time transaction covering a negotiated merchant contract portfolio, and are based on a negotiated multiple of the annual commission expected to be paid as a result of the merchant contract portfolio. However, there is no set structure for these buy-outs. In addition, the Company is neither obligated nor expected to extend a buy-out offer to any representative under the applicable terms of their commission arrangements. Representatives that are offered buy-outs are not obligated or expected to accept an offer, but may determine to do so if they prefer a one-time, up-front payment versus a commission stream over an extended period.

The Company does not budget for commission buy-out/restructuring occurrences. In addition, the Company does not have a set criteria or time schedule for the selection of candidates for buy-out offers, and it does not use a fixed formula to calculate the offer amounts. Lastly, as the final agreement on the buy-out amount is based on a negotiation, the Company has little visibility on the outcome of the buy-out offer at the beginning of the process. Based on these factors and the nature of the commission restructuring charges, the Company does not view these payments as normal operating expenses in the ordinary course of business and believes it is appropriate to add them back as part of its non-GAAP financial measures.

To provide additional clarification to investors, in future filings the Company undertakes to revise the line-item description to read as “Commission restructuring charges” and the descriptive footnote would include the following: “Represents fully discretionary charges incurred to restructure certain sales representatives’ commission arrangements, by making a one-time payment to the representative to buy out expected future monthly commission payments associated with a portfolio of customer contracts. The commission restructuring transactions are subject to negotiation and therefore do not follow a fixed structure, timetable or standard terms. Neither the Company nor the representatives are obligated to offer or accept such restructuring of commission arrangements.”

U.S. Securities and Exchange Commission October 4, 2021 Page 3

2. Please tell us why it is not necessary to provide an adjustment for the income tax effects of the non-GAAP adjustments for the Successor Period from July 11, 2019 through December 31, 2019. We refer you to Question 102.11 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the presentation of Adjusted Net Income without the income tax effect for the Successor Period from July 11, 2019 to December 31, 2019 was to ensure consistency and comparability of the same Non-GAAP results for the Predecessor Periods presented by the Company’s accounting predecessor, Hawk Parent Holdings, LLC (“Hawk Parent”), when it filed its first Form 10-K filing for the year ended December 31, 2019 on March 16, 2020, and presented its financial results for both the Predecessor and Successor Periods as a result of the merger transaction between Hawk Parent and Thunder Bridge Acquisitions, Ltd. completed on July 11, 2019 (the “Merger Transaction”).

The Company presented Adjusted Net Income as a Non-GAAP financial measure for the first time when it disclosed its financial results as of and for the periods ended June 30, 2019 on the Form 8-K filed on August 14, 2019. All periods presented were prior to the completion of the Merger Transaction. As a result, the historical financial statements and non-GAAP financial measures of Hawk Parent, the Company’s accounting predecessor, were included in the filing. The tax effect related to Adjusted Net Income was not applicable for the Predecessor Periods presented, as the Company’s accounting predecessor, Hawk Parent, was a pass-through entity for income tax purposes.

Subsequently in its Form 10-Q for the third quarter of 2019 filed on November 14, 2019, and Form 10-K for the year ended December 31, 2019 filed on March 16, 2020, the Company presented Total Pro Forma Adjusted Net Income by making non-GAAP adjustments on a total basis for three and nine months ended September 30, 2019, and for the year ended December 31, 2019, respectively, combining the Predecessor Periods prior to July 10, 2019 and the Successor Periods starting from July 11, 2019. In addition, the Company presented Adjusted Net Income for the corresponding Predecessor Periods in 2018 in these filings. In order to maintain consistency and comparability between the Predecessor and Successor Periods, and allow a meaningful presentation of total non-GAAP adjustments to calculate Adjusted Net Income for the respective quarterly and annual periods to the investors, the Company decided to not include the tax effect for the Successor Periods starting from July 11, 2019.

The Company further maintained this presentation for 2019 Adjusted Net Income as a comparative period in its 2020 quarterly and annual filings. As the Company presented its Non-GAAP adjustments on a total basis combining Predecessor and Successor Periods in 2019, the Company believes not adjusting the tax effect separately for the Successor Period from July 11 to December 31, 2019 presents the pro forma Adjusted Net Income for the full year of 2019 on the most consistent and comparable basis.

3. Please tell us how you determined the shares of Class A common stock outstanding on an as-converted basis for all periods presented.

U.S. Securities and Exchange Commission October 4, 2021 Page 4

The Company respectfully advises the Staff that shares of Class A common stock outstanding on a non-GAAP basis were determined by adding the weighted average outstanding Post-Merger Repay Units, as defined in Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2020, for the period presented, to the weighted average shares of Class A common stock outstanding for the period presented, as reported for that period on a GAAP basis. The methodology used for calculating the weighted average outstanding Post-Merger Repay Units is the same as the methodology used for the GAAP Class A common stock as reported.

Please see, below, the reconciliation of basic weighted average shares outstanding to the non-GAAP Class A common stock outstanding on an as-converted basis for each respective period.

December 31, 2020
Weighted average shares of Class A common stock outstanding - basic	52,180,911
Add: Non-controlling interests
Weighted average Post-Merger Repay Units exchangeable for Class A common stock	21,192,195

73,373,106

December 31, 2019
Weighted average shares of Class A common stock outstanding - basic	35,731,220
Add: Non-controlling interests
Weighted average Post-Merger Repay Units exchangeable for Class A common stock	23,990,209

59,721,429

To provide additional clarification to investors, in future filings the Company undertakes to revise the associated footnote as follows: “Represents the weighted average number of shares of Class A common stock outstanding (on an as-converted basis assuming conversion of outstanding Post-Merger Repay Units) for the [applicable period(s)].”

Repay Holdings Corporation Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 52

4. Please explain why the conversion of Thunder Bridge Class A ordinary shares into Class A common stock has been reflected as a cash flow from financing activities in your consolidated statement of cash flows for the successor period from July 11, 2019 to December 31, 2019. It appears this transaction represents a non-cash financing activity pursuant to the guidance in ASC 250-10-50-3 and 4 which should not be reflected in your statement of cash flows but separately disclosed in your supplemental disclosures of noncash investing and financing activities. Please advise or revise as appropriate.

U.S. Securities and Exchange Commission October 4, 2021 Page 5

This line item represents existing cash of Thunder Bridge Acquisition Ltd. as of the closing of the Business Combination, as defined in Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2020. The conversion of Thunder Bridge Acquisition Ltd. Class A ordinary shares to Class A common stock of Repay Holdings Corporation resulted in a change in classification of this cash from “Cash and marketable securities held in Trust account”, included in “Other Assets” for Thunder Bridge Acquisition Ltd., to “Cash and cash equivalents” for Repay Holdings Corporation as of the closing of the Business Combination on July 11, 2019.

We will add further clarification in future filings by revising the line item to the following, “Transfer of cash from trust upon conversion of Thunder Bridge Class A ordinary shares”.

Item 2.02 Form 8-K Dated August 9, 2021

Exhibit 99.1

5. You present a “gross profit” measure that represents total revenue less other costs of services under the “key operating and non-GAAP financial data” section. Please tell us whether this “gross profit” measure is your GAAP gross profit and why you do not allocate depreciation and amortization to costs of services. If this measure is a non-GAAP financial measure, please:

•	Revise the title used so it is distinguished from a GAAP financial measure;

•	Indicate that it is a non-GAAP financial measure; and

•	Provide the disclosure required by Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that it considers “gross profit” a GAAP measure. The Company does not allocate depreciation and amortization to cost of revenue, as these costs are not related to revenue-generating long-lived and intangible assets. The Company operates in an established payment processing network environment and its cost of revenue consists primarily of fee payments made to third-party processing service providers directly supporting the Company’s payment processing activities.

As background, the vast majority of the Company’s revenues relate to merchant transaction processing fees, which are earned when a merchant’s customer payment transaction is processed. The merchant customer’s transaction requires the utilization of several parties in the payment chain, including:

•	Third-party processors, such as Total System Services Inc. (a subsidiary of Global Payments, Inc.);

•	Sponsor banks, who are members of the payment networks;

•	Payment networks, such as Visa, MasterCard and Discover; and

•	Card-issuing banks, who issue the payment card to the consumer or merchant’s customer.

Given the involvement of the various parties noted above, the Company relies on these third parties for infrastructure hosting services and specific software or hardware used in providing the Company’s services. Where the Company is the principal for services provided to the

U.S. Securities and Exchange Commission October 4, 2021 Page 6

customer, it records revenue gross, with the payments to the third-parties reported in other cost of services. As such, the Company does not have any directly attributable deprecation or amortization of long-lived and intangible assets to the transaction, as these are typically incurred by the third-party provider.

The Company’s annual depreciation expense is minimal (approximately $1 million for the 2020 financial year) and relates to property and equipment, in the form of furniture, fixtures and office equipment, computers and leasehold improvements. These expenses are incurred in the ordinary course of business regardless of whether the Company is generating revenue. Given there is no direct relationship between the Company’s depreciation expense and the Company’s revenue, the Company believes that depreciation should not be allocated to cost of services.

The Company’s amortization expense (approximately $60 million for the year ended December 31, 2020) relates to customer relationships, channel relationships, software costs and non-compete agreements, the majority of which have arisen through the Company’s acquisitions. The amortization expense relates primarily to customer relationships and software costs, neither of which directly relates to the delivery of transaction processing services. As such, the Company believes that amortization should not be allocated to cost of services.

We appreciate the Staff’s prompt comments and look forward to working with you on this matter. The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3139. Thank you.

Respectfully Submitted,

/s/ David W. Ghegan
David W. Ghegan

cc:	Tyler B. Dempsey, General Counsel

Repay Holdings Corporation